SEPTEMBER 14, 2021

EDGAR
Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Subject: Wilshire Advisors LLC - 13G Filing

To Whom It May Concern:
On behalf of Wilshire Advisors LLC enclosed please find the Schedule 13G filing document.
Please feel free to contact us with any questions or concerns at compliance@wilshire.com .

Sincerely,
Benkai Bouey
Chief Compliance Officer
Wilshire Advisors LLC